

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2020

Laura Abasolo García de Baquedano
Chief Finance and Control Officer
Telefonica S.A.
Distrito Telefónica, Ronda de la Comunicación, s/n
28050 Madrid, Spain

     Re: Telefonica S.A.
        Form 20-F for the Year Ended December 31, 2018
        Filed February 21, 2019
        File No. 001-09531

Dear Ms. Abasolo García de Baquedano:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology